FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 23, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Wimm-Bill-Dann Open Joint Stock Company (NYSE: WBD) hereby provides notice of the approval by its Board of Directors of the agenda of the Annual General Shareholders Meeting  to be held on June 21, 2011 and hereby submits the materials to be provided to security holders in connection with such meeting.

Materials to the Meeting

I. NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter, “the Company” or “WBD Foods OJSC”), located at: office 306, 16/15, Yauzsky blvd., Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of the Annual General Meeting of WBD Foods OJSC Shareholders (hereinafter, “the Meeting”) to be held on June 21, 2011 at the Company location in the form of a meeting (joint attendance of the shareholders or their authorized representatives to discuss agenda items and adopt resolutions on matters put to a vote).

Agenda of the Annual General Company’s Shareholders Meeting:

1. Approval of the Annual Report of WBD Foods OJSC

2. Approval of the Annual financial statements, including P&L statement (profit and loss) of WBD Foods OJSC

3. Distribution of the Company’s profit (including payment/declaration of dividends) and losses of the Company

4. Approval of the Company’s auditor for 2011

5. Election of the members of the Company’s Board of Directors

6. Election of the members of the Company’s Audit Commission

7. Introduction of amendments and supplements to the WBD Foods OJSC charter

Time of the Meeting: registration of the shareholders commences at 10:00 (Moscow time); the Meeting commences at 10:40 (Moscow time). Date of the list of persons entitled to participate in the Meeting: May 3, 2011(as of the Registrar’s COB).

Registration of the shareholders (shareholders’ representatives) for participation in the Meeting shall be performed on the date of the Meeting from 10:00 (Moscow time) at the Company location.

For the purpose of registration a person is to produce a document to prove his/her identity, as well as documents confirming such person’s authority: power of attorney and/or other documents in accordance with RF legislation. Voting on the agenda items shall only proceed using voting ballots. The Company Shareholders may study the materials to be provided to the Company Shareholders during preparation for the Meeting and obtain copies of materials to be provided to the Company Shareholders during preparation for the Meeting from 10:00 am to 16:00 (Moscow time) on business days at the following address: office 306, 16/15, Yauzsky blvd., Moscow, Russian Federation

II. DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Approval of WBD Foods OJSC Annual Report”.

Be it resolved:

1.1. That WBD Foods OJSC Annual Report for 2010 based on Russian statutory accounting be approved.

2. On the second agenda item: “Approval of annual financial statements, including P&L statement (profit and loss ) of WBD Foods OJSC”.

Be it resolved:

2.1. That annual financial statements for 2010, including the income statement (profit and loss accounts) of WBD Foods OJSC be approved.

3. On the third agenda item: “Distribution of the WBD Foods OJSC profit (including payment/declaration of dividends) and losses of the Company”.

Be it resolved:

3.1. That the net profit of WBD Foods OJSC reflected in 2010 statutory financial statements shall not be allocated. Dividend payouts shall not be declared.

4. On the fourth agenda item: “Approval of WBD Foods OJSC auditor for 2011”.

Be it resolved:

4.1. That for the purposes of verifying the financial and business activities of WBD Foods OJSC, in accordance with legal acts of the Russian Federation, be it resolved that KPMG CJSC be approved as the Company’s auditor for 2011.

5. On the fifth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

Be it resolved:

5.1. That the members of WBD Foods OJSC Board of Directors be elected as follows: LAGUARTA, Ramon Luis; HAMPTON, Anthony Nicholas Seymour; HEAVISIDE, William Timothy; KIESLER, Paul Dominic; EPIFANIOU, Andreas; MACLEOD, Andrew John; EZAMA, Sergio; BOLOTOVSKY Roman Victorovich; SiIviu Eugeniu Popovici; IVANOV Dmitry Vladimirovich; RHODES, Marcus James.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Audit Commission”.

Be it resolved:

6.1. That members of WBD Foods OJSC Audit Commission be elected as follows: Volkova Natalia Borisovna, Ermakova Svetlana Alexandrovna, Polikarpova Natalia Leonidovna, Peregudova Ekaterina Alexandrovna, Solntseva Evgenia Solomonovna, Kolesnikova Natalia Nikolaevna, Cherkunova Olga Nikolaevna.

7. On the seventh agenda item: “Introduction of amendments and supplements to the WBD Foods OJSC charter”

Be it resolved:

7.1. To amend WBD Foods Charter with the revised version of clause 15, paragraph 15.10

III.  Information on candidates to the Board of Directors of WBD Foods OJSC

1. LAGUARTA, Ramon Luis

Position in the issuing joint stock company:  Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	President

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. HAMPTON, Anthony Nicholas Seymour

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Europe	Chief Financial Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

3. HEAVISIDE, William Timothy

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Europe	General Counsel

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. KIESLER, Paul Dominic

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Russia	General Manager

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

5. EPIFANIOU, Andreas

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	Chief Financial Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

6. MACLEOD, Andrew John

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	Vice President Law

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

7.  EZAMA, Sergio

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
PepsiCo Eastern Europe	Chief Personnel Officer

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

8. BOLOTOVSKY Roman Victorovich,

Position in the issuing joint stock company:  member of the Board of Directors

Positions in other organizations:

Organization	Position
Moscow City Bar Association	Lawyer
OJSC “Wimm-Bill-Dann”	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

9. POPOVICI SiIviu Eugeniu

Position in the issuing joint stock company: member of the Management Board, member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC “Wimm-Bill-Dann”	General Manager

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

10. IVANOV Dmitry Vladimirovich,

Position in the issuing joint stock company:  Chief Executive Officer, member of the Management Board, member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC «Bolsherechinsk milk plant»	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

11. RHODES J. Marcus

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
Cherkisovo group	Member of the Board of Directors
Rosinter group	Member of the Board of Directors
Tethis group	Member of the Board of Directors
Rusagro Group	Member of the Board of Directors
WWP Inc.	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

IV. Information on candidates to the Audit Committee of WBD Foods OJSC

1. Natalia Borisovna Volkova

Position in the issuing joint stock company:

Head of Risk Management and SOX Compliance Department of WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. Svetlana Alexandrovna Ermakova

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Analyst, Internal Audit Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

3. Natalia Leonidovna Polikarpova

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Deputy Legal Department Director

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. Peregudova Ekaterina Alexandrovna

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Lead analyst, Internal Audit Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

5. Evgeniya Solomonovna Solntseva

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Head of Securities and Shareholder Rights Registration Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

6. Kolesnikova Natalia Nikolaevna

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Lead analyst, Internal Audit Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

7. Cherkunova Olga Nikolaevna.

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Analyst, Internal Audit Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

V. Information on the amendments and supplements to the WBD Foods OJSC charter.

The Charter of WBD Foods OJSC is hereby to be amended with the revised version of clause 15, paragraph 15.10 as set forth below:

“15.10.    Notice of the General Meeting of Shareholders shall be made no later than 30 days before the date of the Meeting.

In some cases prescribed by the Company law, Notice of Extraordinary Meeting of Shareholders shall be made no later than 70 days before the date of the Meeting.

Within the time stipulated, Notice of the General Meeting of Shareholders shall be sent as a registered letter or hand in against signature to each person whose name is specified in the list of persons entitled to participate in the General Meeting. “

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Styazhkin Sergey
	Name:	Styazhkin Sergey
	Title:	Representative according to Power of Attorney Wimm-Bill-Dann Foods OJSC

Date: May 23, 2011